Titan Medical Announces Filing of Final Prospectus

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 03, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces today that it has filed and been receipted for a final short form prospectus (the “Final Prospectus”) in connection with the marketed offering (the “Offering”) of units of the Company (the “Units”) for minimum gross proceeds of CDN $10,000,000 and maximum gross proceeds of CDN $15,000,000. Pursuant to the Offering, Titan will issue Units at a price of CDN $0.30 per Unit. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (a “Warrant”). Each Warrant is exercisable for one Common Share at a price of CDN $0.35 for a period of 5 years following the initial closing date of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers). The Agent has been granted the option to offer for sale additional Units (the “Over-Allotment Units”) at the price issued under the Offering and/or additional Warrants (the “Over-Allotment Warrants”) at a price of CDN $0.17 per Over-Allotment Warrant, exercisable in whole or in part at any time and from time to time on the first Closing Date or up to 30 days following the first Closing Date, so long as the aggregate number of Over-Allotment Units and Over-Allotment Warrants does not exceed 15% of the number of Units issued under the Offering.

The Final Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

In its press release dated March 7, 2018, the Company stated that it intended to file an amended and restated preliminary short form prospectus (the “Amended and Restated Preliminary Prospectus”). The Company has not and will not file an Amended and Restated Preliminary Prospectus, electing instead to proceed directly to filing the Final Prospectus announced today.

It is expected that closing of the Offering will occur on or about April 10, 2018, or such other date or dates as the Company and the Agent may agree.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Final Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the intended use of the Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TMD”. The TSX has conditionally approved the listing of the Common Shares issuable under the Offering. Listing will be subject to the Company fulfilling all of the requirements of the TSX on or before June 4, 2018.

About Titan

Titan is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in MIS. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the use of the Net Proceeds and the listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Final Prospectus and the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Contact Information

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com

or

Bruce Voss
(310) 691-7100
bvoss@lhai.com